Hercules Clean Technology Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

October 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Attention: Vincent J. Di Stefano, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hercules Clean Technology Capital, Inc.—Form RW—Application for Withdrawal of

Registration Statement No. 333-174895

Ladies and Gentlemen:

Hercules Clean Technology Capital, Inc., a Maryland corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form N-2 (Registration No. 333-174895), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2011.

The Registrant is requesting that the Commission withdraw the Registration Statement because the Registrant has decided not to continue with the initial public offering of shares of its common stock at this time. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have questions regarding the foregoing application for withdrawal, please call Cynthia M. Krus at Sutherland Asbill & Brennan LLP, outside counsel to the Registrant, at (202) 383-0218.

Sincerely, Hercules Clean Technology Capital, Inc.

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez
Title:	Chief Executive Officer